Exhibit 99.1

LogProstyle Inc. Aoyama Building 13th floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Announces Special Dividend of US$519 Thousand (US$0.022 per Share)

May 15, 2026

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, today announced that its Board of Directors, at a meeting held on May 15, 2026, resolved to declare a cash dividend to be funded by the remaining unused portion of the Company’s previously discontinued authorized share repurchase program in the aggregate amount of US$519 thousand, or US$0.022 per share (*approximately JPY81 million in total and JPY3.45 per share based on the exchange rate described below).

The dividend will be payable on June 30, 2026, to shareholders of record as of the close of business on June 1, 2026. The ex-dividend date for market transactions will be June 1, 2026, the same date as the record date.

Yasuyuki Nozawa, Representative Director, President and CEO of LogProstyle, commented: “We are pleased to announce this special dividend as part of our ongoing commitment to enhancing shareholder returns and disciplined capital allocation. Following the discontinuation of the Company’s share repurchase program, our Board determined that utilizing the remaining unused authorization for a special dividend represents an efficient and shareholder-focused use of capital, while preserving flexibility to support our long-term growth strategy.”

(*For reference purposes only, conversion to JPY is based on the telegraphic transfer middle rate (TTM) published by MUFG Bank, Ltd. as of May 11, 2026, of JPY157.01 to US$1.00. Actual amounts received in Japanese yen may vary materially, depending on the exchange rate applied at the time of payment.)

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s capital allocation strategy, the payment of the special dividend, the timing of such payment, the expected amount of such dividend, and related matters. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, changes in tax guidance, regulatory changes, general economic conditions, changes in market conditions, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on July 7, 2025. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to the company’s website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is pursuing various projects aimed at creating innovative and sustainable lifestyles. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Website: https://www.logprostyle.co.jp/investors/

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Alphaterra Advisory, Takuo Katayama, takuo.katayama@alphaterraadvisory.com